June 18, 2020

For Immediate Release

THE REAL BROKERAGE – CORPORATE UPDATE

Toronto, Ontario; New York, New York – June 18, 2020 – The Real Brokerage Inc. (formerly, ADL Ventures Inc.) (TSXV: REAX) (“TRB” or the “Company”), a national, technology-powered real estate brokerage in the U.S. announced that it has granted an aggregate of 5,850,000 stock options (the “Options”) to certain directors and officers. The Options are exercisable into common shares of the Company for a period of 10 years at an exercise price of $0.27 per share. The Options vest over a period of up to 36 months, with the exception of Options granted to the Chief Executive Officer which vest over a period of up to 48 months.

The Company also announced that it engaged Independent Trading Group, Inc. (“ITG”) to provide market-making services to the Company for a three month renewable term in consideration of industry standard service fees. ITG will trade shares of the Company on the TSX Venture Exchange (“TSXV”) in compliance with the policies and guidelines of the TSXV and other applicable legislation with the objective of maintaining a reasonable market and improving the liquidity of the Common shares. ITG is an independent, privately held broker- dealer based in Toronto, Ontario that provides a wide range of financial services and is registered with the Toronto Stock Exchange, the TSXV and the Investment Industry Regulatory Organization of Canada (IIROC).

About Real

Real was founded in 2014 and its principal business headquarters are in New York. Real is a technology-powered real estate brokerage in 20 US states and the District of Columbia. Real is on a mission to make agents' lives better, creating financial opportunities for agents through higher commission splits, best-in-class technology, revenue sharing and equity incentives.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

For more details, please contact:

The Real Brokerage Inc.
Lynda Radosevich
lynda@joinreal.com
917-922-7020

Forward-Looking Information

This press release contains forward-looking information based on current expectations. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. The Company assumes no responsibility to update or revise forward looking information to reflect new events or circumstances unless required by law.